                                 Filed by Accredo Health, Incorporated pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

                                 Subject Company: Gentiva Health Services, Inc. Commission File No. 001-15669

                                 Date:  April 29, 2002

On April 29, 2002, Accredo Health, Incorporated issued the following press release:

Accredo Health, Inc. Announces Record Third Quarter Results; Third Quarter Earnings Increase 88%

         MEMPHIS, Tenn.--(BUSINESS WIRE)--April 29, 2002--Accredo Health, Incorporated (NASDAQ:ACDO) today reported record results for the quarter and nine months ended March 31, 2002. Net earnings increased 88% to $8,988,000, or $.33 per diluted share, for the quarter ended March 31, 2002 compared to $4,789,000, or $.18 per diluted share, for the same period in fiscal 2001. For the nine months, net earnings increased 79% to $22,082,000, or $0.82 per diluted share, compared to $12,320,000, or $0.48 per diluted share, for the same period in fiscal 2001. Revenues for the quarter increased 44% to $178,497,000, compared to $124,280,000 for the same period in fiscal 2001. For the nine months, revenues increased 38% to $465,331,000 compared to $337,727,000 for the same period in fiscal 2001. In addition, gross profit margins improved to 16.5% in the third quarter compared to 14% in the same period in fiscal 2001, and earnings before interest, taxes, depreciation and amortization (EBITDA) as a percentage of revenues improved to 8.9% for the quarter compared to 6.6% for the same period in fiscal 2001.

         "We are very pleased with the record revenues and earnings achieved in the third quarter as we again exceeded our estimates," said David D. Stevens, Accredo chairman and CEO. "On a same store basis, our revenues for the March quarter increased 29% and our earnings increased 55% when compared to the same quarter last year," continued Mr. Stevens. "This growth is attributed to strong SYNAGIS(R) revenues and the continued improvement in the availability of hemophilia factor and intravenous immunoglobulin (IVIG) and demonstrates the strength of our core business."

         Joel Kimbrough, Accredo's chief financial officer, added, "We are pleased with the continued overall revenue growth in our core products and the successful growth in seasonal revenue from SYNAGIS(R) during the third quarter. Sequentially, third quarter revenues grew 11% and net income grew 25% when compared to the second quarter. As a result of this growth, we are again increasing our FY 2002 estimates announced last quarter. We estimate that for our fiscal year ending June 30, 2002, we will achieve revenues in the $618,000,000 to $622,000,000 range and earnings per share of $1.09 to $1.11.
Last quarter we had indicated estimates of revenues in the $610,000,000 to $620,000,000 range and earnings per share of $1.05 to $1.10. Assuming a continuing consistent supply of hemophilia and IVIG products, we are also increasing our estimate of gross profit margins to a range of 16.0% to 17.0%. These estimates assume no new indications for current product lines, new product launches or future acquisitions. In addition, these estimates do not include the expected acquisition of the Specialty Pharmaceutical Services division (SPS) of Gentiva Health Services, Inc. (NASDAQ:GTIV) which we plan to close in our fourth quarter."

         Mr. Kimbrough continued, "Regarding the acquisition of SPS, the Securities and Exchange Commission (SEC) is currently reviewing the joint response by Accredo and Gentiva to its comments and the second amendment to the Form S-4 Registration Statement which was filed on April 22, 2002. We do not anticipate any significant remaining issues with the SEC review. We will set the shareholder meeting to approve the acquisition approximately 30 days following completion of that review with closing to occur after the shareholder vote. All other aspects of the acquisition continue to be on schedule, including the potential divestiture of the acute portion of the SPS business. Due to the timing of the shareholders' meeting and the closing of the transaction, we plan to discuss more specific revenue and earnings guidance for fiscal 2003 once the acquisition is completed. The SPS division recorded revenues of $739 million in calendar year 2001. We intend to retain approximately 75% of those revenues, and the acquisition will be immediately accretive to earnings."

         In addition to the previous discussions, we are providing the following questions and answers related to our operating results and our on-going business:

         Q1) Why are gross profit, EBITDA and net income margins improving?

         A1) For the March quarter, gross profit margins improved to 16.5%, EBITDA improved to 8.9% and net income improved to 5.0% primarily as a result of product mix changes with a larger percentage of our revenues generated from hemophilia and IVIG.

         Q2) What is the status of Recombinant Factor VIII product availability?

         A2) The amount of recombinant hemophilia factor VIII product that we received from Baxter International, Inc. and Genetics Institute, Inc. during the March quarter was greater than the amount received in any quarterly period in the last twelve months. This allowed us to not only continue to serve our existing patients and to accept new hemophilia recombinant referrals throughout the quarter but also to return our patients' inventory levels back to normal amounts. While Bayer Corporation is still not releasing a material amount of recombinant product, we anticipate that product availability from all manufacturers will continue to improve in future quarters.

         Q3) Why does the revenue and earnings guidance indicate a sequential decline from the third quarter to the fourth quarter?

         A3) For fiscal year 2002, SYNAGIS(R), which is a seasonal drug for Accredo, will achieve revenues at the high end of the $60 to $65 million range announced last quarter. The majority of the revenue and the related earnings from SYNAGIS(R) are generated in the second and third quarters. We therefore expect a sequential decline in both revenues and earnings in the fourth quarter.

         Q4) Why did bad debts increase to 1.0% of net revenues in the quarter versus .6% in the previous quarter?

         A4) The cause of the increase in bad debts as a percentage of revenue is primarily due to the increased percentage of the Company's revenue from the sale of hemophilia factor and IVIG.



         Q5) What is your guidance for cash flow from operations for fiscal year 2002?

         A5) During the third quarter, cash flow from operations was impacted primarily by an increase in DSO to 69 days and an increase in inventory levels. The increase in DSO is primarily due to product mix, which included strong revenues of SYNAGIS(R), hemophilia factor and

IVIG. In addition, due to historical product shortages in hemophilia factor and IVIG, we added to our inventory levels as the product became available resulting in more inventory of these products on hand than in any period in our history. We would expect to see a reduction in accounts receivable and inventory in the fourth quarter due to the end of the SYNAGIS(R) season. We estimate that for fiscal 2002, cash flow from operations will be approximately $24 to $26 million.

         Q6) What impact did the recent Food and Drug Administration's (FDA) approval of Rebif(R) for the treatment of multiple sclerosis (MS) in the United States have on Accredo?

         A6) On March 8, 2002, the FDA approved a fourth injectable product (Rebif(R)) for the treatment of multiple sclerosis. Rebif(R) becomes the third MS medication to compete with Biogen, Inc.'s market leading product, AVONEX(R). As expected, we have seen very few of Accredo's current AVONEX(R) patients switch to Rebif(R).

         We expect any potential effect on Accredo will be in the competition for newly diagnosed MS patients. While it is too soon after FDA approval of Rebif(R) to make any conclusions about its potential impact, Accredo experienced normal AVONEX(R) new patient referral volumes in the month of March.

         Q7) What is the status of your Centocor preferred distribution agreement for REMICADE(R)?

         A7) As previously disclosed, since the summer of 2001, we have been negotiating the status of our preferred relationship with Centocor. Both parties have agreed to terminate the current agreement effective July 1, 2002. Historically REMICADE(R) has represented less than one million dollars in net revenues per quarter for Accredo Health.

         Accredo Health, Incorporated and its two wholly owned subsidiaries, Hemophilia Health Services, Inc. and Nova Factor, Inc., provide specialized contract pharmacy and related services pursuant to agreements with biopharmaceutical drug manufacturers relating to the treatment of patients with certain costly, chronic diseases. The Company's services include collection of timely drug utilization and patient compliance information, patient education and monitoring through the use of written materials and telephonic consultation, reimbursement expertise and overnight drug delivery.

         As previously announced, the Company's conference call to discuss the third quarter results is scheduled for Monday, April 29, 2002, at 9:00 a.m. CDT. The conference call will be web-cast live on the Accredo Health, Incorporated web site. Interested parties may access the web-cast at www.accredohealth.com beginning at 9:00 a.m. CDT on April 29, 2002. A replay of the call will be available, and there will also be a playback of the conference call available over the Internet beginning approximately one hour after the end of the conference call. Both the replay of the call and the Internet playback option will be available until May 13, 2002 at 5:00 p.m. CDT. To access the replay call, dial 402/220-2491 and enter the code 11860840. To access the Internet playback, go to www.accredohealth.com.

         In addition to historical information, certain of the statements in the preceding paragraphs, particularly those anticipating future financial performance, business prospects and growth and operating strategies constitute forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such statements may be identified by words such as anticipate, believe, estimate, expect, intend, predict, hope or similar expressions. Such statements, which include estimated financial information or results and the quoted comments of Mr. Kimbrough above, are based on management's current expectations and are subject to a number of factors and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements, including, without limitation, satisfaction of approvals and conditions applicable to the SPS purchase transaction described above, the loss of a biopharmaceutical relationship, our inability to sell existing products, the impact of pharmaceutical industry regulation, the difficulty of predicting FDA and other regulatory authority approvals, the regulatory environment and changes in healthcare policies and structure, acceptance and demand for new pharmaceutical products and new therapies, the impact of competitive products and pricing, the ability to obtain products from suppliers, reliance on strategic alliances, the ability to expand through joint ventures and acquisitions, the ability to maintain pricing arrangements with suppliers that preserve margins, the need for and ability to obtain additional capital, the seasonality and variability of operating results, the Company's ability to implement its strategies and achieve its objectives and the risks and uncertainties described in reports filed by Accredo with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, including without limitation, cautionary statements under the heading "Risk Factors" made in Accredo's 2001 Annual Report on Form 10-K, Accredo's latest quarterly report on 10-Q and the Form S-4 Registration Statement as amended jointly filed by Accredo and Gentiva Health Services, Inc.

                          Accredo Health, Incorporated
                   Condensed Consolidated Statements of Income
                    (amounts in thousands, except share data)

                                         (Unaudited)                              (Unaudited)
                                      Nine Months Ended                        Three Months Ended
                                           March 31,                                 March 31,
                              ---------------------------------         ---------------------------------
                                   2002                2001                  2002                2001
                              ------------         ------------         ------------         ------------
Net patient revenues          $    451,408         $    325,814         $    173,563         $    120,406
Other revenue                       12,478               11,075                4,362                3,551
Equity in net income
  of joint ventures                  1,445                  838                  572                  323
                              ------------         ------------         ------------         ------------
Total revenues                     465,331              337,727              178,497              124,280
Cost of sales                      391,766              289,320              148,995              106,861
                              ------------         ------------         ------------         ------------
Gross profit                        73,565               48,407               29,502               17,419
General &
  administrative                    31,154               21,861               11,851                7,650
Bad debts                            3,826                4,729                1,770                1,535
Depreciation and
  amortization                       2,369                3,061                  907                1,021
                              ------------         ------------         ------------         ------------
Income from operations              36,216               18,756               14,974                7,213

Interest income, net                   838                2,126                   38                  870
Minority interest in
  consolidated
  subsidiary                          (966)                (476)                (333)                (170)
                              ------------         ------------         ------------         ------------
Net income before
  income taxes                      36,088               20,406               14,679                7,913
Provision for income
  taxes                             14,006                8,086                5,691                3,124
                              ------------         ------------         ------------         ------------
Net income                    $     22,082         $     12,320         $      8,988         $      4,789
                              ============         ============         ============         ============
Earnings per share:
    Basic                     $       0.85         $       0.50         $       0.34         $       0.19
    Diluted                   $       0.82         $       0.48         $       0.33         $       0.18

Weighted average
  shares outstanding:
    Basic                       26,075,638           24,700,863           26,174,890           25,662,716
    Diluted                     26,973,016           25,897,891           27,145,619           26,735,847


                      Condensed Consolidated Balance Sheets
                             (amounts in thousands)
                                   (Unaudited)

                                          March 31,       June 30,
                                            2002            2001
                                          --------        --------
Cash & cash equivalents                   $  1,103        $ 54,520
Marketable securities                        1,000           2,000
Accounts receivable, net                   129,179          76,952
Other current assets                        86,295          51,666
Fixed assets, net                           11,317           8,195
Other assets                               140,436          95,911
                                          --------        --------
Total assets                              $369,330        $289,244
                                          ========        ========
Current liabilities                       $148,834        $ 96,850
Long-term debt                                  --              --
Other liabilities                            5,048           3,224
Stockholders' equity                       215,448         189,170
                                          --------        --------
Total liabilities and
    stockholders' equity                  $369,330        $289,244
                                          ========        ========


                 Condensed Consolidated Statements of Cash Flow
                             (amounts in thousands)

                                              (Unaudited)                     (Unaudited)
                                           Nine Months Ended               Three Months Ended
                                                March 31,                       March 31,
                                       -------------------------         ------------------------
                                         2002             2001             2002            2001
                                       --------         --------         --------         -------
Net cash provided by
  (used in) operating
   activities                          $  3,472         $ 10,473         $ (5,481)        $14,957

Net cash provided by
  (used in) investing
   activities                           (52,738)          (4,121)          (9,259)          8,560

Net cash provided by
  (used in) financing
   activities                            (4,151)          53,442              478           1,308
                                       --------         --------         --------         -------
Increase (decrease)
   in cash and cash
   equivalents                         $(53,417)        $ 59,794         $(14,262)        $24,825
                                       ========         ========         ========         =======

CONTACT: Accredo Health, Incorporated, Memphis
Financial Contact:
Joel Kimbrough, 901/385-3621
or
Investor Relations Contact:
Kerry Finney, 901/381-7442

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, Accredo and Gentiva have filed a joint proxy statement/prospectus and Accredo has filed a registration statement on Form S-4 with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND REGISTRATION STATEMENT BECAUSE IMPORTANT INFORMATION IS CONTAINED THEREIN. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and registration statement and other documents filed by Accredo and Gentiva with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the joint proxy statement/prospectus and registration statement and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of Accredo's filings may be obtained by directing a request to Accredo Health, Incorporated, 1640 Century Center Parkway, Suite 101, Memphis, TN 38134, Attn: Thomas W. Bell, Jr. Free copies of Gentiva's filings may be obtained by directing a request to Gentiva Health Services, Inc., 3 Huntington Quadrangle 2S, Melville, NY 11747-8943, Attn: Michael Johns, Vice President, Communications.

PARTICIPANTS IN THE SOLICITATION

Accredo, Gentiva and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in favor of the transaction. Information concerning persons who may be considered participants in the solicitation of Accredo's and Gentiva's stockholders under the rules of the Commission is set forth in public filings filed by Accredo and Gentiva with the Commission and in the joint proxy statement/prospectus.